Mail Stop 3561

October 30, 2007

Mr. Richard C. Kelly
Chief Executive Officer
Xcel Energy Inc.
414 Nicollet Mall
Minneapolis, MN 55401

> **Re:** **Xcel Energy Inc., File No. 1-03034**
> **Southwestern Public Service Co., File No. 1-03789**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 23, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2007**
> **Northern States Power Co. (Minnesota), File No. 1-31387**
> **Northern States Power Co. (Wisconsin), File No. 1-03140**
> **Public Service Company of Colorado, File No. 1-03280**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**

Dear Mr. Kelly:

We have reviewed your response letter filed on August 31, 2007 to our comment letter dated August 21, 2007 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Xcel Energy Inc. Form 10-Q for the Fiscal Quarter Ended September 30, 2007

Note 3. Discontinued Operations, page 9

1. We have reviewed your response to comment 16 in our letter dated August 21, 2007 and your Form 8-K filed on August 8, 2007 that updates the historical financial information of your December 31, 2006 Form 10-K to present PSRI as a discontinued operation. Please explain to us the nature of each line item in your Summarized Financial Results of Discontinued Operations. Please also tell us in sufficient detail why PSRI's tax benefits exceeded the related operating expenses for at least each of the last five fiscal years. In this regard, an overview of how PSRI's results are reflected in the consolidated financial statements may be

helpful to our overall understanding. Tell us whether there will be any future impact to results of operations relating to the settlement. If so, please explain the scenario in which future charges relating to discontinued operations could occur. We may have further comment.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant